April 24, 2007

Mail Stop 4561

Via U.S. Mail and Fax (317) 685-7222
Mr. Stephen E. Sterrett
Executive Vice President and Chief Financial Officer
Simon Property Group, Inc.
225 West Washington Street
Indianapolis, IN 46204

   RE: **Simon Property Group, Inc.**
      Form 10-K for the fiscal year ended December 31, 2006
      Filed February 28, 2007
      File No. 1-14469

Dear Mr. Sterrett:

   We have reviewed your response letter dated April 16, 2007 and have the following additional comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 15. Subsequent Event – Acquisition of The Mills Corporation, page 125

1. We note that you acquired Mills Corporation subsequent to December 31, 2006. We also note that you have not provided audited financial statements for Mills Corporation. Please provide us with your analysis that shows that this acquisition was not significant in accordance with the significance tests required by Rules 3-05 and Rule 1-02(w) of Regulation S-X. In your response provide us with computations showing the total purchase price and the separate values attributed to the common shares purchased, and debt and preferred stock assumed in the acquisition.

2.   In addition, tell us how you performed the asset and income tests required by Rule 3-05 of Regulation S-X in light of the fact that Mills Corporation has not filed audited financial statements for 2006 and 2005.

        Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact William Demarest at (202) 551-3432 or me at (202) 551-3780.

                        Sincerely,

                        Linda van Doorn
                        Senior Assistant Chief Accountant